Exhibit 1

130 Adelaide Street West
Suite 2116
Toronto, Ontario
Canada M5H 3P5
www.nap.com

News Release — September 10, 2009

TSX: PDL, PDL.WT

NYSE AMEX: PAL, PAL.WS

North American Palladium to webcast from Denver Gold Forum

TORONTO, Ontario — North American Palladium Ltd. (“NAP” or the “Company”) will present a live audio webcast of its presentation at the Denver Gold Forum this Monday, September 14.

NAP President and CEO William J. Biggar will present to a group of investment analysts and fund managers at approximately 3:20 p.m. Mountain Time (5.20 p.m. Eastern Time) on Monday, September 14, 2009. The webcast can be heard live at that time by accessing the Denver Gold Group website at www.denvergold.org and selecting the Denver Gold Forum. The presentation is expected to last 20 minutes, and will be archived and available following the event.

North American Palladium: Re-engineering the Future

North American Palladium is a precious metals company that owns the LDI mine which produced platinum group metals for 15 years until October 2008 when it was placed on temporary care and maintenance due to low metal prices. Prior to the temporary shutdown, the mine had annual production of 270,000 ounces of palladium, 20,000 ounces of platinum and 20,000 ounces of gold. The Company also owns and operates the Sleeping Giant gold mine located in the Abitibi region of Quebec, which produced over 1 million ounces of gold from 1988-2008 at an average grade of 11.44 g/t. North American Palladium expects gold production to resume in the fourth quarter of 2009 at an annual rate of 50,000 ounces. North American Palladium benefits from operating in a politically stable jurisdiction with developed infrastructure and a history of innovation and excellence in mining. Please visit www.nap.com for more information.

For further information please contact:

Annemarie Brissenden

Director, Investor Relations

Telephone: 416-360-7971 Ext. 226

Email: abrissenden@nap.com